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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __April 10, 2025__ AND ENDING __March 31, 2026__
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Amvest Capital Securities LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__570 Lexington Avenue, 37th Floor__
(No. and Street)

__New York__	__NY__	__10022__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Tracie E. O'Keefe__	__(732) 691-7010__	__tokeefe@compliance-risk.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__Goldman & Company, CPA's, P.C.__
(Name – if individual, state last, first, and middle name)

__3535 Roswell Rd, Ste 32__	__Marietta__	__GA__	__30062__
(Address)	(City)	(State)	(Zip Code)

__June 25, 2009__	__1952__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gabriel Alonso-Mendoza, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Amvest Capital Securities LLC, as of March 31, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Signed by: Gabriel Alonso-Mendoza BDE66F1A00C74B5...

Title: CEO

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

goldman & COMPANY, CPAS

Report of Independent Registered Public Accounting Firm

To the Member of
Amvest Capital Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Amvest Capital Securities, LLC as of March 31, 2026, the related statements of operations, changes in members' equity, and cash flows for the period April 10, 2025 (date of FINRA approval) to March 31, 2026, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Amvest Capital Securities, LLC as of March 31, 2026, and the results of its operations and its cash flows for the period April 10, 2025 to March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Amvest Capital Securities, LLC's management. Our responsibility is to express an opinion on Amvest Capital Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Amvest Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I – Computation of Net Capital Under Rule 15c3-1 and Schedule II - Information Relating to Reserve Requirements for Broker/Dealers and Information Relating to Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Amvest Capital Securities, LLC's financial statements. The supplemental information is the responsibility of Amvest Capital Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I and Schedule II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as Amvest Capital Securities, LLC's auditor since 2026.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
July 16, 2026

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

<p style="text-align:center">AMVEST CAPITAL SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2026</p>

ASSETS

Cash and Cash Equivalent	$	607,898
Clearing Deposit		10,001
Accounts Receivable		35,614
Financial Instruments Owned at Fair Value, See Note 4		46,858
Prepaid Expenses and Other Assets		17,216
TOTAL ASSETS	$	717,587

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities

Accrued Liabilities and Other Liabilities	$	32,601
Deferred Revenue		233,868
Accounts Payable		10,380
Total Current Liabilities		276,849
TOTAL LIABILITIES	$	276,849

Member's Equity

Member's Equity		440,738
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	717,587

<p style="text-align:center">The accompanying notes are an integral part of these financial statements and should be read in
conjunction herewith.</p>

AMVEST CAPITAL SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD OF APRIL 10, 2025 TO MARCH 31, 2026

Revenues

Capital Raising Fees (Private Placements of Securities)	$	29,733
Consulting Fees (Corporate finance advisory services)		1,021,454
Mark to Market Gain (Proprietary Trading), Net of $9,277 Loss		6,360
Realized Gain on Proprietary Trading		55,500
Reimbursed Expenses		230,763
Sponsorship Revenue (3rd Party Sponsorship of Roadshows for Consulting Svcs)		45,000
Commission Income (OTC Securities)		1
Interest Income		600
Total Revenues		1,389,411

Expenses

Subcontractors	653,600
Legal & Professional Fees	86,312
Reimbursable Expense	267,203
Technology, IT & Website	95,711
Other	284,271
Subtotal of Expenses	1,387,097
Federal & State Income Taxes	
Total Expenses	1,387,097

Net Income	$	2,314

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

AMVEST CAPITAL SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD OF APRIL 10, 2025 TO MARCH 31, 2026

		Member's Equity
Balance - April 9, 2025	$	250,745
Member's Contributions		187,679
Net Income		2,314
Balance - March 31, 2026	$	440,738

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

AMVEST CAPITAL SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF APRIL 10, 2025 TO MARCH 31, 2026

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$	2,314
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities		
Increase in accounts receivable		(35,614)
Increase in clearing deposit		(10,000)
Increase in clearing receivable		(1)
Increase in prepaid expenses		(16,335)
Increase in accounts payable		21,008
Increase in accrued expenses		10,000
Increase in deferred revenue		233,868
Increase in sales of securities owned		(87,854)
Increase in purchases of securities owned		96,495
Increase in realized gain on securities owned		(55,500)
Net cash provided by operating activities		158,381
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital Contributions - Decrease in Due to Affiliate		187,679
Net cash provided by financing activities		187,679
NET INCREASE IN CASH & CASH EQUIVALENTS		346,060
CASH & CASH EQUIVALENTS:		
Cash & Cash Equivalents - beginning of year		261,838
Cash & Cash Equivalents - end of year	$	607,898

Schedule of Non-Cash Investing and Financing Activities

Non-Cash Capital Contributions	$	187,679

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Organization

Amvest Capital Securities LLC (the "Company") is a Limited Liability Company formed in the State of Delaware. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation (SIPC). The Company is wholly-owned by Amvest Capital Securities Holdings Inc (the "Member").

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business

The Company, located in New York, NY and conducts minimal business through its clearing broker, clearing transactions on a fully disclosed basis through its clearing firm, Interactive Brokers LLC.

During the period of April 10, 2025 through March 31, 2026, the Company engaged in the following business activities:
1. Broker or dealer retailing corporate securities over-the-counter;
2. Private placements of securities;
3. Corporate finance advisory services;
4. Proprietary trading;
5. Reimbursed expense revenue; and
6. Sponsorship revenue.

Basis of Accounting

The accompanying financial statements of the Company have been prepared in accordance with U.S. 'Generally Accepted Accounting Principles' ("U.S. GAAP") on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company considers accounts receivable, which represent commissions and consulting fees earned, to be fully collectible; accordingly, no allowance for doubtful accounts is required. Amounts are considered past due after 30 days. If amounts become uncollectible, they will be charged to bad debt when that determination is made.

Revenue Recognition

The Company adheres to ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606. ASC 606 created a single framework for recognizing revenue from contracts with customer that fall within its scope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over good or services to a customer. Services within the scope of ASC 606 include corporate finance advisory fees, private placements of securities, equities sold over-the-counter, reimbursed expense revenue, sponsorship revenue, and proprietary trading. Refer to Note E for further discussion on the Company's accounting policies for revenue sources within scope of ASC 606.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to fair value disclosure requirements are carried in the accompanying financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a single member limited liability company and as such, is not required to file its own tax return. Accordingly no provision for income taxes is provided in the financial statements as they are the responsibility of the individual member.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company

has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company reviewed all income tax positions, including its status, for all open years and determined that there are no uncertain income tax positions.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through July 16, 2026, which is the date the financial statements were issued. Based upon this review, the Company had determined that there were no events which took place that would have a material impact on its financial statements.

Commitments and Contingencies:

As of March 31, 2026, the Company does not have any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that are required to be accrued under U.S. Generally Accepted Accounting Principles.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2026, the Company had net capital of $362,378, which was $262,378 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 76.40%.

NOTE C - POSSESSION OR CONTROL REQUIREMENTS
The Company carries no customer funds or securities and therefore is exempt from the reserve and possession or control requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company identified the provisions of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. §240.15c3-3. The Company is also claiming exemption under 15c3-3(k)(2)(ii). The Company met the identified provisions of Footnote 74 and 15c3-3(k)(2)(ii) for the period ended March 31, 2026.

NOTE D – RELATED PARTY TRANSACTIONS

The Company is allocated certain expenses via a written expense sharing agreement ("ESA") with Amvest Capital Inc. ("Affiliate"), a sister company of the Member and a

subsidiary of the common Parent, Amvest Capital Group Holdings LLC, also a party to the ESA.

The ESA describes that the Company's non-regulatory expenses which are paid to vendors and employees by the other parties to the ESA will be allocated monthly by them to the Company on a reasonable basis, proportionately based on the use of or benefit derived from the service or product, and applied consistently.

Allocated expenses for the period of April 10, 2025 to March 31, 2026 were offset monthly as capital contributions by the Affiliate on behalf of the Member. The Company expects to pay these expenses to the Affiliate on a monthly basis effective with the allocation beginning April 1, 2026 unless additional contributions are provided by the Affiliate and Amvest Capital Group Holdings LLC on behalf of the Member. Any party may terminate the agreement upon notice to the others.

The above-referenced ESA was effective April 2025. The Affiliate allocated $187,679 in shared expense under the agreement during the period of April 10, 2025 to March 31, 2026, which is recorded in the statement of operations. During the fiscal year 2026, repayment of allocated expenses had been offset as capital contributions by the Affiliate on behalf of the Member totaling $187,679 and are reflected in the statement of changes in member's equity and statement of cash flows.

The Company is under no current lease or rent obligation. The Company currently uses office space located at the Affiliate's location. The fair market value of such rental space is valued at $74,378 and is recorded as part of the ESA allocations on the statement of operations.

The Company and related parties occasionally also pay direct expenses for one another which are recorded by the Company as receivable or in the applicable expense in the statement of operations. Totals in the period of April 10, 2025 to March 31, 2026 were not material.

There are no outstanding amounts receivable or payable with related parties as of March 31, 2026.

NOTE E - REVENUE FROM CONTRACTS WITH CUSTOMERS: CORPORATE FINANCE ADVISORY FEES, PRIVATE PLACEMENTS OF SECURITIES, EQUITIES SOLD OVER-THE-COUNTER, REIMBURSED EXPENSE REVENUE, SPONSORSHIP REVENUE, AND PROPRIETARY TRADING

Revenue from contracts with customers includes private placement fees, sponsorship revenue, and trading commissions. Recognition and measurement of revenue are based on the assessment of individual contract terms, including the identification of performance obligations, whether performance obligations are satisfied at a point in time or over time,

whether variable consideration should be constrained, and whether revenue should be presented gross or net of related costs under ASC 606 When the Company acts as an agent to arrange a transaction between an issuer and an investor, revenue is recognized in the net amount of the fee or commission to which the Company expects to be entitled under ASC 606-10-55-38.

Corporate Finance Advisory Fees:
These agreements with customers generally contain a non-refundable Advisory Fee or other form of upfront fee, as well as a success fee, which may be a fixed amount or represent a percentage of value that the customer receives, if and when the activity is completed ("success fee"). The Advisory Fee or other form of upfront fee often reduces any success fee subsequently invoiced upon the completion of the Company's services. Advisory Fees are distinct services provided to the client and are recognized upon satisfaction of a specific performance obligation. The Company has evaluated its nonrefundable retainer or other form of upfront fee payments, to ensure that its fee relates to the transfer of a good or services, as a distinct performance obligation, in exchange for the retainer or other form of upfront fee. If a promised good or services is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct or until completion of the Company's services. In some cases, that would result in the broker dealer accounting for all the services promised in a contract as a single performance obligation and the retainer or other form of upfront fee classified as deferred revenue on the Statement of Financial Condition.

Private placement fees. The Company earns fees from arranging private placements of securities, generally on a best-efforts agency basis. The Company's performance obligation is to arrange for investors to purchase securities from the issuer, and revenue is recognized at the point in time when the placement closes and the Company's performance obligation has been satisfied. Fees that are contingent on a successful closing are variable consideration and are constrained until it is probable that a significant revenue reversal will not occur, which generally occurs at closing or completion of the financing under ASC 606.

Retainers or upfront fees received before the related performance obligation is satisfied are recorded as contract liabilities and recognized as revenue when the related performance obligation is satisfied or as otherwise provided in the contract.

As of March 31, 2026, there was deferred revenue of $233,868.

Sponsorship revenue. The Company earns sponsorship revenue from events, conferences, investor presentations, or similar sponsorship arrangements. The Company identifies the promised sponsorship benefits, such as event participation, branding, advertising, speaking opportunities, or other promotional rights, and recognizes revenue when or as those promised benefits are provided to the sponsor under ASC 606. Payments received before the sponsorship benefits are provided are recorded as deferred revenue until the related performance obligations are satisfied

Trading commissions. The Company earns trading commission income from customer securities transactions introduced to and cleared through its clearing broker on a fully disclosed basis. The Company's performance obligation is satisfied on the trade date because that is when the customer's order is executed, the underlying financial instrument and counterparty are identified, pricing is agreed upon, and the risks and rewards of ownership transfer.

Proprietary Trading - Financial Instruments Owned:
Proprietary trading gains and losses. The Company engages in proprietary trading for its own account. Proprietary securities transactions are recorded on a trade-date basis and securities owned are measured at fair value in accordance with ASC 940. Realized and unrealized gains and losses from proprietary trading, including changes in fair value of financial instruments owned, are recognized in earnings as principal transactions or mark-to-market trading gains and losses. These amounts are not revenue from contracts with customers under ASC 606 because they arise from financial instruments accounted for under ASC 940.

Trading gains and losses are presented net in the statement of operations and include both realized gains and losses from sales of securities and unrealized gains and losses from changes in fair value of securities owned at period-end. Fair value measurements are determined in accordance with ASC 820, and the related valuation techniques, inputs, and fair value hierarchy levels are disclosed in Note G.

NOTE F – SINGLE REPORTABLE SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency transactions and investment banking business. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note B) which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 14 percent of its total revenues from a single external customer in 2026.

NOTE G – FAIR VALUE HIERARCHY

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market

participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows, this includes financial instruments owned.

Sun Summit Minerals Corp. is valued based on share prices observed on the Toronto Stock Exchange. Top End Energy Limited is valued based on observations of share prices on the Australian Stock Exchange.

The following table presents the Company's fair value hierarchy for those financial instruments owned measured at fair value as of March 31, 2026.

	Level 1	Level 2	Level 3	Total
800,000 Sun Summit Minerals Corp Warrants	$36,135			
412,200 Top End Energy Limited Shares	$10,723			
Total	$46,858			

AMVEST CAPITAL SECURITIES LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE PERIOD OF APRIL 10, 2025 TO MARCH 31, 2026

NET CAPITAL:		
Member's equity		$ 440,738
Less non-allowable assets and deductions:		
Prepaid expenses and other non-allowables	$ 78,360	
		78,360
Net capital before haircuts on securities positions		362,378
Less: Haircuts and exempted securities		-
NET CAPITAL		$ 362,378
AGGREGATE INDEBTEDNESS		$ 276,849
MINIMUM NET CAPITAL REQUIRED (12.5% of aggregate indebtedness)		$ 34,606
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 100,000
MINIMUM NET CAPITAL REQUIRED		$ 100,000
EXCESS NET CAPITAL ($358,613 - 100,000)		$ 262,378
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 276,849	
	$ 362,378	76.40%

There were no material differences between the preceding computations included in the most recent amended unaudited Part IIA of Form x-17a-5 as of March 31, 2026.

AMVEST CAPITAL SECURITIES LLC
SCHEDULE II
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/
DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
FOR THE PERIOD OF APRIL 10, 2025 TO MARCH 31, 2026

1. Computation for determination of reserve requirements under Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and therefore is not required to maintain a "Special Reserve Account for the Exclusive Benefit of Customers". The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii). The Company is also claiming exemption under Footnote 74 of SEC release#34-70073.

2. Information relating to the possession or control requirements under SEC Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii). The Company is also claiming exemption under Footnote 74 of SEC release #34-70073.



570 LEXINGTON AVENUE, 37TH FLOOR
NEW YORK, NEW YORK 10022
AMVESTCAPITAL.COM

Assertions Regarding Exemption Provisions

Amvest Capital Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240. l 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.l 7a 5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

2) The Company met the identified exemption provisions throughout the most recent fiscal year ended March 31, 2026, without exception.

3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to 1) Proprietary trading, (2) Private Placement of Securities, and (3) Corporate Finance Advisory Services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not ca: PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended March 31, 2026, without exception.

Amvest Capital Securities LLC

By: Dated:

Signed by:
Gabriel Alonso-Mendoza   7/15/2026
BDE66F1A00C74B5...
_____   _____
Gabriel Alonzo Mendoza, CEO

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Amvest Capital Securities, LLC

We have reviewed management's statements, included in the accompanying Amvest Capital Securities, LLC's Annual Exemption Report, in which (1) Amvest Capital Securities, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Amvest Capital Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 (the "exemption provisions") and (2) Amvest Capital Securities, LLC stated that Amvest Capital Securities, LLC met the identified exemption provision throughout the period April 10, 2025 (date of FINRA approval) to March 31, 2026 without exception.

In addition, Amvest Capital Securities, LLC did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent period April 10, 2025 (date of FINRA approval) to March 31, 2026, without exception.

Amvest Capital Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Amvest Capital Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 and Footnote 74 of the SEC Release No. 34-70073 under the Securities Exchange Act of 1934.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
July 16, 2026

goldman & COMPANY, CPAS
3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Amvest Capital Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying **Amended** General Assessment Reconciliation (Form SIPC-7) for the period April 10, 2025 (date of FINRA approval) to March 31, 2026. Management of Amvest Capital Securities, LLC (the Company) is responsible for its **Amended** Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the period April 10, 2025 (date of FINRA approval) to March 31, 2026. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and the associated findings are as follows:

1) Compared the listed assessment payments in the **Amended** Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the period April 10, 2025 (date of FINRA approval) to March 31, 2026 with the Total Revenue amounts reported in the **Amended** Form SIPC-7 for the period April 10, 2025 (date of FINRA approval) to March 31, 2026, noting no differences;
3) Compared any adjustments reported in **Amended** Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in **Amended** Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the **Amended** Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's **Amended** Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the period April 10, 2025 (date of FINRA approval) to March 31, 2026. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
July 16, 2026

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

SECURITIES INVESTOR PROTECTION CORPORATION

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended ___3/31/2026___

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME   *SEC No.*

AMVEST CAPITAL SECURITIES LLC   8-71218

For the fiscal period beginning ___4/1/2025___ and ending ___3/31/2026___

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)	$ 1,389,411.00
2	Additions:	
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
b	Net loss from principal transactions in securities in trading accounts.	
c	Net loss from principal transactions in commodities in trading accounts.	
d	Interest and dividend expense deducted in determining item 1.	
e	Net loss from management of or participation in the underwriting or distribution of securities.	
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.	
g	Net loss from securities in investment accounts.	
h	Add lines 2a through 2g. This is your **total additions**.	$ 0.00
3	Add lines 1 and 2h	$ 1,389,411.00
4	Deductions:	
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	
b	Revenues from commodity transactions.	
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
d	Reimbursements for postage in connection with proxy solicitations.	
e	Net gain from securities in investment accounts.	$ 6,360.00
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
h	Other revenue not related either directly or indirectly to the securities business.	

Deductions in excess of $100,000 require documentation

5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	
c	Enter the greater of line 5a or 5b	$ 0.00
6	Add lines 4a through 4h and 5c. This is your **total deductions**.	$ 6,360.00
7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.	$ 1,383,051.00

SECURITIES INVESTOR PROTECTION CORPORATION

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended ___3/31/2026___

8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 2,074.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed _2026_ SIPC-7 or 7A		$ 2,108.00	
11	**a** Overpayment(s) applied on all _2026_ SIPC-6 and 6A(s)	$ 0.00		
	b Overpayment(s) applied on all _2026_ SIPC-7 and 7A(s)	$ 0.00		
	c Any other overpayments applied	$ 0.00		
	d All payments applied for _2026_ SIPC-6 and 6A(s)	$ 765.00		
	e All payments applied for _2026_ SIPC-7 and 7A(s)	$ 1,343.00		
	f Add lines 11a through 11e		$ 2,108.00	
12	**LESSER** of line 10 or 11f.			$ 2,108.00
13	**a** Amount from line 8		$ 2,074.00	
	b Amount from line 9		$ 0.00	
	c Amount from line 12		$ 2,108.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			($ 34.00)
14	Interest (see instructions) for __45__ days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 0.00
16	Overpayment/credit carried forward (if applicable)			($ 34.00)

SEC No. 8-71218	*Designated Examining Authority* DEA: FINRA	*FYE* 2026	*Month* Mar
MEMBER NAME *MAILING ADDRESS*	AMVEST CAPITAL SECURITIES LLC 570 LEXINGTON AVENUE 37TH FLOOR NEW YORK, NY 10022		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

AMVEST CAPITAL SECURITIES LLC	Tracie O'Keefe
(Name of SIPC Member)	(Authorized Signatory)
7/16/2026	tokeefe@modernrs.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.